SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

EMANUEL R. PEARLMAN

LIBERATION INVESTMENT GROUP, LLC

330 MADISON AVE., 6TH FLOOR

NEW YORK, NY 10017

(212) 832-5100

(Name, address and telephone number of person authorized to receive notices and communications)

June 6, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 2,978,213
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 2,978,213

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,978,213
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 1,606,237
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 1,606,237

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,237
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,584,450
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,584,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.10%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000
(8) SHARED VOTING POWER 4,619,450
(9) SOLE DISPOSITIVE POWER 35,000
(10) SHARED DISPOSITIVE POWER 4,619,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.19%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 25 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments, Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC (collectively with LILP, LILTD and LIGLLC, the “Reporting Persons”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005, Amendment No. 17 filed on December 23, 2005, Amendment No. 18 filed on December 27, 2005, Amendment No. 19 filed on January 12, 2005, Amendment No. 20 filed on January 17, 2005, Amendment No. 21 filed on January 18, 2005, Amendment No. 22 filed on January 26, 2006, Amendment No. 23 filed on August 14, 2006, and Amendment No. 24 filed on October 29, 2006 (the “Schedule 13D”), relating to shares of common stock (the “Common Stock”), $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On June 6, 2007, Kasowitz, Benson, Torres & Friedman LLP, counsel to the Reporting Persons, sent a letter (a copy of which is attached hereto as Exhibit 99.35, the “Letter to the Board”) to the Board of Directors of the Company (the “Board”) in which it, among other things, (i) communicated the objection of the Reporting Persons to the proposed restructuring (the “Restructuring”) announced by the Company on May 31, 2007, (ii) outlined its belief that, in approving the Restructuring, the Board and management of the Company abandoned their fiduciary duties to stockholders, (iii) called for the immediate appointment of Mr. Emanuel Pearlman, General Manager of LIGLLC, and Mr. Gregg Frankel, President of LIGLLC, to fill existing vacancies on the Board and (iv) demanded immediate access for LIGLLC and its representatives to the books and records of the Company relating to the Restructuring and certain other matters.

As a result, the Reporting Persons may engage in discussions with the Company’s stockholders, management, Board or third parties with respect to the Restructuring, the matters set forth in the Letter to the Board, alternative strategies to maximize stockholder value, the formulation of additional plans or proposals to refinance or restructure the Company’s indebtedness, or means to improve the Company’s governance.

The Reporting Persons may also engage in discussions with the Company’s stockholders with respect to their investment in the Company, the possible formation of a committee of holders of the Common Stock, measures to actively resist the implementation of the Restructuring and preserve stockholder value, strategies to ensure that the Board and the management of the Company fully and faithfully discharge their fiduciary duties to stockholders, and such other actions with respect to their investment in the Company as the Reporting Persons may determine to be appropriate.

The Reporting Persons may determine to attempt to arrange or participate with third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or substantially all of the Company’s assets, a reorganization, a recapitalization, liquidation, or a significant debt or equity investment. The Reporting Persons may or may not participate in such a transaction.

In addition to the foregoing, the Reporting Persons may pursue other alternatives to maximize the value of their investment in the Company. Such alternatives could include, without limitation, the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the Common Stock now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares from a Reporting Person to another Reporting Person or one or more third parties.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is filed with this Amendment:

Exhibit 99.35. Letter to Board of Directors of Bally Total Fitness Holding Corporation, dated June 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman